FORM 12b-25

  [As last amended in Release No. 34-35113, December 19, 1994, 59 F. R. 67752.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR
         For Period Ended: March 31, 2000
                          ---------------
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:


         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
         Not Applicable



Part I - Registrant Information

         BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
         101 Arch Street, 16th Floor
         Boston, Massachusetts 02110-1106


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




Part III - Narrative

State below in reasonable detail the reasons why Form 10-K,20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Auditors have not released their report on financial statements because of out-standing documentation from other auditors of investee entities.



Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Marlene Huntsman                              (617) 439-3911
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [ X ] Yes     [    ] No

         (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       [    ] Yes     [ X ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date   June 29, 2000             By:   /s/Randolph G. Hawthorne
                                       Randolph G. Hawthorne
                                       Managing Director, Vice President and
                                       Chief Operating Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


Form 12b.doc